                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____) *


                          Premiere Technologies, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 par value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   74058F102
        ----------------------------------------------------------------
                                 (CUSIP Number)

    Scott D. Sullivan, WorldCom, Inc., 515 East Amite Street, Jackson, MS
                         39201-2702  (601) 360-8600
 -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 13, 1996
        ----------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

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CUSIP No.   74058F102
         --------------------------

1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
        Persons
            WorldCom, Inc./58-1521612
        -----------------------------------------------------------------------

2)      Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           --------------------------------------------------------------------

        (b)
           --------------------------------------------------------------------

3)      SEC Use Only
                    -----------------------------------------------------------

4)      Source of Funds (See Instructions)    OO
                                          -------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                    -----------------------------------------------------------

6)      Citizenship or Place of Organization   Georgia
                                            -----------------------------------

        Number of         (7)  Sole Voting Power        2,050,000
        Shares Bene-      -----------------------------------------------------
        ficially          (8)  Shared Voting Power         -0-
        Owned by          -----------------------------------------------------
        Each              (9)  Sole Dispositive Power   2,050,000
        Reporting         -----------------------------------------------------
        Person With       (10) Shared Dispositive Power    -0-
                          -----------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                2,050,000
         ----------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)  9.5%
                                                           --------------------

14)      Type of Reporting Person (See Instructions)  CO
                                                    ---------------------------

ITEM 1.  SECURITY AND ISSUER.

         Title and class of equity securities:
                 Common Stock, $.01 par value
         Name and address of issuer of equity securities:
                 Premiere Technologies, Inc. ("Premiere")
                 3399 Peachtree Road NE
                 The Lenox Building, Suite 400
                 Atlanta, Georgia 30326


ITEM 2.  IDENTITY AND BACKGROUND.

                 (a) Name of Person Filing: WorldCom, Inc. ("WorldCom")
                 (b) Residence or business address:
                          515 East Amite Street
                          Jackson, Mississippi 39201-2702
                 (c) Principal business: Long distance telecommunications
                 (d) Criminal proceedings specified in Item 2(d) of Schedule
                     13D during last five years: none
                 (e) Civil proceedings specified in Item 2(e) of Schedule 13D during last five years: none
                 (f) Citizenship: a Georgia corporation

                 See Attachment A for certain information related to certain executive officers and directors of the Company. To the best of WorldCom's knowledge, the executive officers and directors of WorldCom do not beneficially own any shares of the Issuer's Common Stock and have not been subject to any criminal or civil proceedings specified in Item 2(d) or 2(e) of Schedule 13D. In the event that WorldCom becomes aware that any such individuals are holders of the Issuer's Common Stock or have been subject to any such proceedings, an amendment will be filed.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Shares were issued by Premiere to WorldCom pursuant to the terms of a Strategic Alliance Agreement dated November 13, 1996. The terms of the Strategic Alliance Agreement by and between Premiere and WorldCom are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         WorldCom acquired the Premiere shares for investment purposes and not with a view to changing or influencing control of Premiere. WorldCom has no plans for the purchases of additional shares of Premiere.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 2,050,000 shares of Common Stock beneficially owned by WorldCom, Inc. or 9.5% of that class, based on 21,683,377 shares of Common Stock reported by the Issuer as outstanding as of November 11, 1996.

         (b) Number of shares as to which such person has:
                 (i) sole voting power: 2,050,000
                 (ii) shared voting power:  -0-
                 (iii) sole dispositive power: 2,050,000
                 (iv) shared dispositive power:  -0-

         (c) Transactions in the class during past 60 days: None, except as decribed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         WorldCom and Premiere entered into an Investment Agreement dated November 13, 1996 which provides Premiere a right of first refusal to reacquire the shares and WorldCom registration rights. The terms and provisions of the Investment Agreement are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         1. Strategic Alliance Agreement dated November 13, 1996, by and between Premiere and WorldCom (incorporated herein by reference to Exhibit 10.1 to Premiere's Current Report on Form 8-K dated November 13, 1996 (filed November 22, 1996) (SEC File No. 33-80547)).

         2. Investment Agreement dated November 13, 1996 (incorporated herein by reference to Exhibit 10.2 to Premiere's Current Report on Form 8-K dated November 13, 1996 (filed November 22, 1996) (SEC File No. 33-80547))

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    November 25, 1996
                                                    ---------------------------
                                                    (Date)


                                                    /s/ Scott D. Sullivan
                                                    ---------------------------
                                                    (Signature)


                                                    Scott D. Sullivan
                                                    ---------------------------
                                                    Chief Financial Officer

                                                                   ATTACHMENT A

Set forth below is the name, position with WorldCom, Inc., business address and principal business of the executive officers and directors of WorldCom, Inc. All such persons are United States citizens.:

  NAME AND POSITION         BUSINESS ADDRESS                 PRINCIPAL BUSINESS

 Carl J. Aycock,           123 S. Railroad Avenue           Financial administrator
 Director                  Brookhaven, Mississippi 39601

 Max E. Bobbitt,           62 Carmel Drive                  Consultant
 Director                  Little Rock, Arkansas 72212

 Charles T. Cannada,       515 East Amite Street            Senior Vice President -
 Executive Officer         Jackson, Mississippi 39201       WorldCom, Inc.

 Bernard J. Ebbers,        515 East Amite Street            President and Chief Executive Officer -
 Executive Officer         Jackson, Mississippi 39201       WorldCom, Inc.
 and Director

 Francesco Galesi,         435 East 52nd Street             Chairman and Chief Executive Officer of The Galesi
 Director                  New York, New York 10022         Group, which includes companies engaged in
                                                            distribution, manufacturing, real estate and
                                                            telecommunications

 Stiles A. Kellett,        200 Galleria Parkway,            Private investor
 Jr.,                      Suite 1800
 Director                  Atlanta, Georgia 30339

 Silvia Kessel,            215 East 67th Street             Senior Vice President of Metromedia Company, which
 Director                  New York, New York 10021         is a diversified, privately held investment
                                                            partnership and management company engaged in a
                                                            variety of businesses in the high technology,
                                                            telecommunications, computerized painting,
                                                            automotive parts and the food services and
                                                            hospitality industries

 John W. Kluge             215 East 67th Street             Chairman of the Board of WorldCom, Inc.;
 Director                  New York, New York 10021         Chairman and President of Metromedia Company

 John A. Porter,           Hidden Bridge Farm               Vice Chairman of the Board of WorldCom, Inc.;
 Director                  1809 Chancellor Point Rd.        Chairman of the Board and Chief Executive Office
                           Trappe, MD 21673                 of Industrial Manufacturing, Inc., a manufacturer
                                                            of electrical power distribution products.
                                                            Chairman of the Board of Phillips &
                                                            Brooks/Gladwin, Inc., a manufacturer of pay
                                                            telephone enclosures and equipment.  Mr. Porter is
                                                            President and sole shareholder of P.M. Restaurant
                                                            Group, Inc., which filed for protection under
                                                            Chapter 11 of the U.S. Bankruptcy Code in March
                                                            1995.

 Stuart Subotnick,         215 East 67th Street             Executive Vice President of Metromedia Company
 Director                  New York, New York 10021

 Scott D. Sullivan,        515 East Amite Street            Chief Financial Officer and Secretary - WorldCom,
 Executive Officer         Jackson, Mississippi 39201       Inc.
 and Director

 Lawrence C. Tucker,       59 Wall Street                   General Partner of Brown Brothers Harriman & Co.,
 Director                  New York, New York 10005         a private banking firm

 Roy A. Wilkens,           One Williams Center              President and Chief Executive Officer-WilTel, a
 Executive Officer         Tulsa, Oklahoma 74172            division of WorldCom, Inc.
 and Director